MUTUAL FUND	MANAGER/SUB-ADVISER	MANAGEMENT FEE IN PROSPECTUS FEE TABLE	MANAGEMENT FEE PAID	COMMENTS

Balanced		0.22%		* Under the Management Agreement, American Beacon Advisors earns a 5bps management fee for the fund and a 15 bps advisory fee for direct portfolio management of a portion of the fund's assets.
	American Beacon Advisors*		0.05% 0.02%
	Barrow, Hanley, Mewhinney & Strauss		0.05%
	Brandywine Global Investment Mgmt		0.07%
	Hotchkis and Wiley Capital Management		0.03%
Total Management Fee Paid			0.22%

Bridgeway Large Cap Value		0.50%
	American Beacon Advisors		0.05%
	Bridgeway Capital Management		0.45%
Total Management Fee Paid			0.50%

Emerging Markets		0.80%
	American Beacon Advisors		0.05%
	Brandes Investment Partners		0.25%
	Morgan Stanley Investment Management		0.30%
	The Boston Company Asset Management		0.20%
Total Management Fee Paid			0.80%

Flexible Bond		0.62%
	American Beacon Advisors		0.05%
	Brandywine Global Investment Mgmt		0.18%
	GAM International Management		0.18%
	Pacific Investment Management Company		0.19%
Total Management Fee Paid			0.60%

MUTUAL FUND	MANAGER/SUB-ADVISER	MANAGEMENT FEE IN PROSPECTUS FEE TABLE	MANAGEMENT FEE PAID	COMMENTS

High Yield Bond Fund		0.43%
	American Beacon Advisors		0.05%
	Franklin Advisers		0.14%
	Logan Circle Partners		0.11%
	PENN Capital Management		0.13%
Total Management Fee Paid			0.43%

Holland Large Cap Growth Fund		0.54%
	American Beacon Advisors		0.05%
	Holland Capital Management		0.49%
Total Management Fee Paid			0.54%

Intermediate Bond Fund		0.20%		* American Beacon Advisors receives the 20 bps management fee for this fund and pays Barrow, Hanley, Mewhinney & Strauss its contractual sub-advisory fee out of the 20 bps management fee.
	American Beacon Advisors		0.12%
	Barrow, Hanley, Mewhinney & Strauss		0.08%
Total Management Fee Paid*			0.20%

International Equity Fund		0.32%		* The Boston Company Asset Management was terminated as an investment sub-adviser of this fund during the fiscal period.
	American Beacon Advisors		0.05%
	Causeway Capital Management		0.07%
	Lazard Asset Management		0.10%
	Templeton Investment Counsel		0.09%
	The Boston Company Asset Management*		0.01%
Total Management Fee Paid			0.32%

MUTUAL FUND	MANAGER/SUB-ADVISER	MANAGEMENT FEE IN PROSPECTUS FEE TABLE	MANAGEMENT FEE PAID	COMMENTS

International Equity Index Fund		0.01%
* BlackRock Advisors serves as the investment manager of the underlying master fund that this fund invests in. BlackRock Advisors does not serve as an investment adviser or sub-adviser to the American Beacon International Equity Index Fund.

	American Beacon Advisors		0.00%
	BlackRock Advisors*		0.01%
Total Management Fee Paid			0.01%

Large Cap Value Fund		0.24%
	American Beacon Advisors		0.05%
	Barrow, Hanley, Mewhinney & Strauss		0.05%
	Brandywine Global Investment Mgmt		0.06%
	Hotchkis and Wiley Capital Management		0.05%
	Massachusetts Financial Services Co		0.03%
Total Management Fee Paid			0.24%

Mid-Cap Value Fund		0.58%
	American Beacon Advisors		0.05%
	Barrow, Hanley, Mewhinney & Strauss		0.15%
	Lee Munder Capital Group		0.16%
	Pzena Investment Management		0.22%
Total Management Fee Paid			0.58%

Money Market Select Fund		0.09%
	American Beacon Advisors		0.09%
Total Management Fee Paid			0.09%

MUTUAL FUND	MANAGER/SUB-ADVISER	MANAGEMENT FEE IN PROSPECTUS FEE TABLE	MANAGEMENT FEE PAID	COMMENTS

Retirement Income and Appreciation Fund		0.32%		* Under the Management Agreement, American Beacon Advisors earns a 5bps management fee for the fund and a 15 bps advisory fee for direct portfolio management of a portion of the fund's assets.
	American Beacon Advisors*		0.05% 0.11%
	Calamos Advisors		0.16%
Total Management Fee Paid			0.32%

S&P 500 Index Fund		0.045%
* SSgA Funds Management serves as investment manager of the underlying master fund that this fund invests in. SSgA Funds Management does not serve as an investment adviser or sub-adviser to the American Beacon S&P 500 Index Fund.

	American Beacon Advisors		0.00%
	SSgA Funds Management*		0.045%
Total Management Fee Paid			0.045%

Short-Term Bond Fund		0.20%
	American Beacon Advisors		0.20%
Total Management Fee Paid			0.20%

SiM High Yield Opportunities Fund		0.50%
	American Beacon Advisors		0.05%
	Strategic Investment Management		0.45%
Total Management Fee Paid			0.50%

MUTUAL FUND	MANAGER/SUB-ADVISER	MANAGEMENT FEE IN PROSPECTUS FEE TABLE	MANAGEMENT FEE PAID	COMMENTS
Small Cap Index Fund		0.01%
* BlackRock Advisors serves as the investment manager of the underlying master fund that this fund invests in.  BlackRock Advisors does not serve as an investment adviser or sub-adviser to the American Beacon Small Cap Index Fund.

	American Beacon Advisors		0.00%
	BlackRock Advisors*		0.01%
Total Management Fee Paid			0.01%

Small Cap Value Fund		0.46%
	American Beacon Advisors		0.05%
	Barrow, Hanley, Mewhinney & Strauss		0.05%
	Brandywine Global Investment Mgmt		0.11%
	Dreman Value Management		0.04%
	Hotchkis and Wiley Capital Management		0.04%
	Opus Capital Group		0.08%
	The Boston Company Asset Management		0.09%
Total Management Fee Paid			0.46%

Small Cap Value II Fund		0.60%
	American Beacon Advisors		0.05%
	Dean Capital Management		0.19%
	Fox Asset Management		0.18%
	Signia Capital Management		0.18%
Total Management Fee Paid			0.60%

MUTUAL FUND	MANAGER/SUB-ADVISER	MANAGEMENT FEE IN PROSPECTUS FEE TABLE	MANAGEMENT FEE PAID	COMMENTS

Stephens Mid-Cap Growth Fund		0.59%
	American Beacon Advisors		0.05%
	Stephens Investment Management Group		0.54%
Total Management Fee Paid			0.59%

Stephens Small Cap Growth Fund		0.72%
	American Beacon Advisors		0.05%
	Stephens Investment Management Group		0.67%
Total Management Fee Paid			0.72%

The London Company Income Equity Fund		0.45%
	American Beacon Advisors		0.05%
	The London Company of Virginia		0.40%
Total Management Fee Paid			0.45%

Treasury Inflation Protected Securities Fund		0.11%
	American Beacon Advisors		0.05%
	NISA Investment Advisors		0.03%
	Standish Mellon Asset Management Co		0.03%
Total Management Fee Paid			0.11%

MUTUAL FUND	MANAGER/SUB-ADVISER	MANAGEMENT FEE IN PROSPECTUS FEE TABLE	MANAGEMENT FEE PAID	COMMENTS
U.S. Government Money Market Select Fund		0.09%
	American Beacon Advisors		0.09%
Total Management Fee Paid			0.09%

Zebra Global Equity Fund		0.35%
	American Beacon Advisors		0.05%
	Zebra Capital Management		0.33%
Total Management Fee Paid			0.38%

Zebra Small Cap Equity Fund		0.53%
	American Beacon Advisors		0.05%
	Zebra Capital Management		0.52%
Total Management Fee Paid			0.57%